1933 Act File No.: 333-193540

1940 Act File No.: 811-21429

CIK No.: 1597692

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Smart Trust, High 20 Dividend Strategy Trust, Series 7

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:

Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	111 West Monroe Street
Parsippany, New Jersey 07054	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on March 11, 2014 at 10:00 a.m. pursuant to Rule 487.

HIGH 20 DIVIDEND STRATEGY TRUST,
SERIES 7

The Trust is a unit investment trust designated Smart Trust, High 20 Dividend Strategy Trust, Series 7. The Sponsor is Hennion & Walsh, Inc. The Trust consists of a fixed, diversified portfolio of publicly traded common stock of companies. The minimum purchase is generally 100 Units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans (may vary by selling firm).

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED MARCH 11, 2014

No person is authorized to give any information or to make any representations with respect to this Trust not contained in Parts A and B of this Prospectus. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

INVESTMENT SUMMARY

INVESTMENT OBJECTIVE. The Trust seeks to maximize total return potential through capital appreciation and current dividend income. There is no guarantee that the investment objective of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust intends to pursue its objective through investments in the publicly traded common stock of 20 companies, 5 from each of the following four Standard & Poor’s (“S&P”) indices:

•	S&P 500® Index
•	S&P MidCap 400® Index
•	S&P SmallCap 600® Index
•	S&P ADR Index

The indices are described in greater detail under INVESTMENT SUMMARY—DESCRIPTION OF INDICES below. In selecting the stocks of individual companies, the Sponsor generally considered the following criteria relative to each stock’s associated index as of the end of the calendar quarter preceding the inception of the Trust:

•	Current dividend yield; and
•	1 year, 3 year and 5 year total return performance history.

From each of the indices listed above, the Sponsor selected the 5 stocks with the highest current dividend yield (calculated using the most recent gross dividend rate annualized by the current market price), provided that each such stock has outperformed the total return of its associated index over the trailing 1, 3 and 5 year periods. If there were insufficient stocks meeting the selection criteria, the Sponsor selected the stocks with the highest relative total return performance over 1, 3 and 5 year periods. The Sponsor excluded the stock of any company for which a public announcement of the company’s acquisition was made prior to the selection date. In applying the selection criteria, the Sponsor also excluded any companies registered under the Investment Company Act of 1940 (including business development companies). If a company was listed in more than one of the indices listed above, the Sponsor associated such stock according to the following hierarchy: S&P 500® Index, S&P MidCap 400® Index, S&P SmallCap 600® Index and, finally, S&P ADR Index.

The Sponsor sought to allocate the weightings of each security approximately equally as of the Trust’s inception. The weightings will vary thereafter in accordance with fluctuations in stock prices. Under normal market conditions, at least 80% of the Trust’s net assets will be invested in stocks of companies that pay dividends as of the time of portfolio selection. As used herein, the term “Securities” means the shares of the stock initially deposited in the Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

DESCRIPTION OF PORTFOLIO. The portfolio contains 20 issues of common stock of domestic and foreign companies. 100% of the issues are initially represented by the Sponsor’s contracts to purchase. Based upon the principal business of each issuer and current market values, the following industries are represented by the common stocks of the companies in the portfolio: consumer products and services, energy, financials, information technology, materials and utilities.

DESCRIPTION OF INDICES. The initial Trust portfolio seeks to invest in securities from each of the four indices in approximately equal weightings. The S&P 500® index includes 500 companies in leading industries of the U.S. economy, capturing approximately 75% coverage of U.S. equities. The S&P MidCap 400® index covers over 7% of the U.S. equity market and seeks to measure the risk and return characteristics of mid-sized companies. The S&P SmallCap 600® index covers approximately 3% of the domestic equities market measuring the small cap segment of the market. The index is designed to be an efficient portfolio of companies that meet specific inclusion criteria to ensure that they are investable and financially viable. The S&P American Depositary Receipts (“ADR”) Index is based on the non-U.S. stocks of the S&P Global 1200 traded in the U.S. exchanges. The index draws constituents from these six indices: S&P Europe 350, S&P/TOPIX 150 (Japan), S&P/TSX 60 (Canada), S&P/ASX All Australian 50, S&P Asia 50, and S&P Latin America 40.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the Units and the Securities included in the portfolio can each decline in value. An investment in units of the Trust should be made with an understanding of the following risks:

•	Since the portfolio of the Trust is unmanaged, in general the Sponsor can only sell securities under certain extraordinary circumstances, at the Trust’s termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.
•	Price fluctuations of particular Securities will change the portfolio’s composition throughout the life of the Trust. When cash or a letter of credit is deposited with instructions to purchase Securities in order to create additional Units, an increase in the price of a particular Security between the time of deposit and the time that Securities are purchased will cause the Units to be comprised of less of that Security and more of the remaining Securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust and such fees will dilute the existing Unitholders’ interests.
•	The risk that the financial condition of the issuers of the common stocks in the Trust may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).
•	The trust is considered to be concentrated in securities issued by companies in the consumer products and services and financial services industries. Negative developments in these industries will affect the value of your investment more than would be the case in a more diversified investment.
•	Securities of foreign companies and/or companies located in “emerging markets” held by the Trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

•	The Trust may invest in companies with smaller market capitalizations, which may have less liquid stock and more volatile prices than larger capitalized companies. Such companies also tend to have unproven track records and, to a certain extent, are more likely to perform less well or fail than companies with larger market capitalizations.
•	There is no assurance that any dividends will be declared or paid in the future on the Securities.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust is equal to:

•	net asset value per Unit;
•	plus organization costs; and
•	a sales charge of 3.95% of the Public Offering Price per Unit.

The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor’s purchase price will be computed as of the date the Units are purchased.

DISTRIBUTIONS. The Trust will distribute dividends received, less expenses, monthly. The first dividend distribution, if any, will be made on April 25, 2014, to all Unitholders of record on April 10, 2014, and thereafter distributions will be made on the twenty-fifth day (or next business day) of every month. The final distribution will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase Units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his or her Units with the Trustee at the same price as the Sponsor’s repurchase price. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions, and the value of the Units, will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. The Trust will terminate in approximately 2 years. At that time investors may choose one of the following two options with respect to their terminating distribution:

•	receive cash upon the liquidation of their pro rata share of the Securities; or
•	reinvest in a subsequent series of the Smart Trust (if one is offered) at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of the Trust (if one is offered), at a reduced sales charge. When a Unitholder makes this election, his or her Units will be redeemed and the proceeds will be reinvested in units of the next available series of the Trust. An election to rollover terminating distributions will generally be a taxable event. See “Trust Administration—Trust Termination” in Part B for details concerning this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, without a sales charge. See “Reinvestment Plan” in Part B for details on how to enroll in the Reinvestment Plan. This sales charge discount applies during the initial offering period and in the secondary market. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, your Trust must charge these fees per Unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge or creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

UNDERWRITING. Hennion & Walsh, Inc., with principal offices at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, will act as Underwriter for all of the Units of the Trust.

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See “Public Offering” and “Trust Expenses and Charges.” Although the Trust has a term of only 2 years, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (as a percentage of offering price)* (fees paid directly from your investment)		As a % of Initial Offering Price		Amounts Per 100 Units
Initial Sales Charge		1.00%		$10.00
Deferred Sales Charge		2.45%		$24.50
Creation & Development Fee		0.50%		$5.00
Maximum Sales Charge		3.95%		$39.50
Reimbursement to Sponsor for Estimated Organization Costs		0.655%		$6.55

Estimated Annual Operating Expenses (expenses that are deducted from Trust assets)		As a % of Net Assets		Amounts Per 100 Units
Trustee’s Fee		0.110%		$1.05
Other Operating Expenses		0.070%		$0.67
Portfolio Supervision, Bookkeeping and Administrative Fees	0.037%		$0.35
Total		0.180%		$1.72

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
An investor would pay the following expenses on a $10,000 investment assuming the Trust operating expense ratio of 0.172% and a 5% annual return on the investment throughout the periods	$478	$891	$1,328	$2,304

The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. The Example also assumes that you roll your investment into the next available series of the Trust every two years (if one is offered) when the current Trust terminates, subject to a reduced rollover sales charge of 2.95%.

The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

*	The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 1% of the Public Offering Price per Unit, depending on the public offering price per Unit. The deferred sales charge is fixed at $0.245 per Unit and will be paid in three monthly installments beginning on August 20, 2014. The creation and development fee is fixed at $0.05 per Unit and is paid at the end of the initial offering period. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. If you purchase Units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.95% of the public offering price per Unit and does not include deferred payments.

SUMMARY OF ESSENTIAL INFORMATION AS OF MARCH 10, 2014:*

INITIAL DATE OF DEPOSIT: March 11, 2014
AGGREGATE VALUE OF SECURITIES	$149,913
NUMBER OF UNITS	15,143
FRACTIONAL UNDIVIDED INTEREST IN TRUST SECURITIES	1/15,143
PUBLIC OFFERING PRICE PER 100 UNITS
Public Offering Price per 100 Units†	$1,000.00
Less Initial Sales Charge	$10.00
Aggregate Value of Securities	$990.00
Less Deferred Sales Charge	$24.50
Redemption Price	$965.50
Less Creation & Development Fee	$5.00
Less Organization Costs	$6.55
Net Asset Value	$953.95

EVALUATION TIME: 4:00 p.m. Eastern Time (or earlier close of the New York Stock Exchange).

MINIMUM INCOME OR PRINCIPAL DISTRIBUTION: $1.00 per 100 Units.

MINIMUM VALUE OF TRUST: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the Deposit Period.

MANDATORY TERMINATION DATE: March 15, 2016, or the disposition of the last Security in the Trust.

STANDARD CUSIP NUMBERS:	Cash: 83176M105 Reinvestment: 83176M113
FEE BASED CUSIP NUMBERS:	Cash: 83176M121 Reinvestment: 83176M139

TRUSTEE: The Bank of New York Mellon.

TRUSTEE’S FEE: $1.05 per 100 Units outstanding.

OTHER FEES AND EXPENSES: $0.67 per 100 Units outstanding.

SPONSOR: Hennion & Walsh, Inc.

PORTFOLIO SUPERVISOR: Hennion & Walsh Asset Management, Inc.

PORTFOLIO SUPERVISORY, BOOKKEEPING AND ADMINISTRATIVE FEE: Maximum of $0.35 per 100 Units outstanding (see “Trust Expenses and Charges” in Part B).

RECORD DATES: The tenth day (or next business day) of each month, commencing April, 2014.

DISTRIBUTION DATES: The twenty-fifth day (or next business day) of each month, commencing April, 2014.

*	The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
†	On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

SMART TRUST,
HIGH 20 DIVIDEND STRATEGY TRUST,
SERIES 7

STATEMENT OF FINANCIAL CONDITION AS OF MARCH 11, 2014

Investment in securities
Contracts to purchase underlying Securities (1)(2)	$149,913
Total	$149,913
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$992
Deferred sales charge (4)(5)	3,710
Creation & development fee (4)(5)	757
Total Liabilities	5,459
Interest of investors:
Cost to investors (5)	151,430
Less: initial sales charge (4)(5)	1,517
Less: deferred sales charge and creation & development fee (4)(5)	4,467
Less: organization costs (3)	992
Net interest of investors	144,454
Total	$149,913
Number of Units	15,143
Net asset value per Unit	$9.539

(1)	Aggregated cost of the Securities is based on the closing sale price evaluations as determined by the Evaluator.
(2)	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $200,000) necessary for the purchase of Securities in the Trust represented by purchase contracts.
(3)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $6.55 per 100 Units for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust’s inception date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
(4)	The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 3.95% of the Public Offering Price per Unit.
(5)	The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

SMART TRUST,
HIGH 20 DIVIDEND STRATEGY TRUST,
SERIES 7

PORTFOLIO OF INVESTMENTS

AS OF MARCH 11, 2014

Portfolio No.	Number of Shares	Name of Issuers(1)	Ticker Symbol	Percentage of the Trust(2)	Market Value Per Share(3)	Cost of Securities to the Trust(3)
Common Stocks — 100.00%
Consumer Discretionary — 20.01%
1	74	Cracker Barrel Old Country Store, Inc.	CBRL	4.98%	$100.70	$7,451.80
2	163	Meredith Corporation	MDP	5.01%	$46.12	$7,517.56
3	117	Sturm, Ruger & Company	RGR	5.02%	$64.32	$7,525.44
4	93	Tupperware Brands Corporation	TUP	5.00%	$80.55	$7,491.15
Consumer Staples — 4.99%
5	141	Lorillard Inc.	LO	4.99%	$53.04	$7,478.64
Energy — 4.99%
6	202	Spectra Energy Corporation	SE	4.99%	$37.06	$7,486.12
Financials — 30.00%
7	157	Cincinnati Financial Corporation	CINF	4.99%	$47.67	$7,484.19
8	256	Horace Mann Educators Corporation	HMN	5.01%	$29.31	$7,503.36
9	191	Kemper Corporation	KMPR	5.01%	$39.34	$7,513.94
10	116	Royal Bank of Canada (4)	RY	5.00%	$64.63	$7,497.08
11	216	Sun Life Financial Inc. (4)	SLF	5.00%	$34.68	$7,490.88
12	163	Toronto-Dominion Bank (4)	TD	4.99%	$45.92	$7,484.96
Health Care — 9.98%
13	134	GlaxoSmithKline PLC (4)	GSK	4.99%	$55.84	$7,482.56
14	116	Questcor Pharmaceuticals Inc.	QCOR	4.99%	$64.47	$7,478.52
Information Technology — 5.02%
15	150	Seagate Technology PLC (4)	STX	5.02%	$50.14	$7,521.00
Materials — 15.01%
16	149	Neenah Paper, Inc.	NP	4.99%	$50.23	$7,484.27
17	102	Packaging Corporation of America	PKG	5.02%	$73.85	$7,532.70
18	174	RPM International Inc.	RPM	5.00%	$43.04	$7,488.96
Utilities — 10.00%
19	109	National Grid PLC (4)	NGG	4.99%	$68.67	$7,485.03
20	218	NiSource Inc.	NI	5.01%	$34.47	$7,514.46
				100.00%		$149,912.62

FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1)	All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into on March 10, 2014. All such contracts are expected to be settled on or about the First Settlement Date of the Trust, which is expected to be March 14, 2014.
(2)	Based on the cost of the Securities to the Trust.
(3)	Evaluation of Securities by the Trustee was made on the basis of the closing sales price at the Evaluation Time on the day prior to the Initial Date of Deposit. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the Securities are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The Sponsor’s Purchase Price is $150,004. The loss to the Sponsor on deposit totals $(91).
(4)	This is a security issued by a foreign company. Common stocks comprise approximately 100.00% of the investments in the Trust, broken down by country of organization as set forth below:

Canada 14.99%
Ireland 5.02%
United Kingdom 9.98%
United States 70.01%

The accompanying notes are an integral part of this financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
SMART TRUST, HIGH 20 DIVIDEND STRATEGY TRUST,
SERIES 7

We have audited the accompanying statement of financial condition, including the portfolio of investments on pages A-11 to A-12, of Smart Trust, High 20 Dividend Strategy Trust, Series 7 as of March 11, 2014. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, and evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of March 11, 2014. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smart Trust, High 20 Dividend Strategy Trust, Series 7 as of March 11, 2014, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Chicago, Illinois
March 11, 2014

HIGH 20 DIVIDEND STRATEGY TRUST,
SERIES 7

PROSPECTUS PART B

PART B OF THIS PROSPECTUS MAY NOT BE
DISTRIBUTED UNLESS ACCOMPANIED BY PART A

THE TRUST

ORGANIZATION. Smart Trust, High 20 Dividend Strategy Trust, Series 7 consists of a “unit investment trust” designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the “Trust Agreement”), dated the Initial Date of Deposit, among Hennion & Walsh, Inc., as Sponsor, The Bank of New York Mellon, as Trustee and Hennion & Walsh Asset Management, Inc., as Portfolio Supervisor.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee shares of common stock of companies, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the “Securities”), with an aggregate value as set forth in Part A, and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor’s ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See “The Trust—Substitution of Securities.” The Sponsor may also, in certain very limited circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See “Trust Administration—Portfolio Supervision.”

As of the Initial Date of Deposit, a “Unit” represents an undivided fractional interest in the Securities and cash of the Trust as is set forth in the “Summary of Essential Information.” As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. Subsequent to the Initial Date of Deposit (the “Deposit Period”), the Sponsor may deposit additional Securities in the Trust that are identical to the Securities already deposited in the Trust (“Additional Securities”), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship among the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices or unavailability of Securities. The composition of the Trust’s portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of each Security in the Trust portfolio. Substitute Securities may only be acquired under specified conditions when Securities originally deposited in the Trust are unavailable. (See “The Trust—Substitution of Securities” below).

OBJECTIVE. The Trust seeks to maximize total return potential through capital appreciation and current dividend income. As used herein, the term “Securities” means the shares of common stocks of companies initially deposited in the Trust and described in “Portfolio of Investments” in Part A and any additional stocks acquired and held by the Trust pursuant to the provisions of the Indenture.

The Trust will terminate in approximately 2 years, at which time investors may choose to either receive the distributions in cash or reinvest in a subsequent series of the Trust, (if offered) at a reduced sales charge. The Trust is intended to be an investment that should be held by investors for its full term and not be used as a trading vehicle. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objectives of the Trust will be achieved.

THE SECURITIES. The Trust consists of such Securities listed under “Portfolio of Investments” herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units, undistributed cash receipts from the Securities and proceeds realized from the disposition of Securities.

SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract (“Failed Securities”), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities (“Substitute Securities”) to make up the original corpus of the Trust.

The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be identical issuers of the Securities originally contracted for and not delivered. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under “Rights of Unitholders—Distributions.” In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

RISK CONSIDERATIONS

COMMON STOCK. Since the Trust invests in common stocks of domestic and foreign companies, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer’s board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

CONCENTRATION RISK. The value of your Trust is more susceptible to fluctuations based on factors that impact a particular industry because the portfolio concentrates in securities issued by companies within that industry. A portfolio “concentrates” in an industry when securities in a particular industry make up 25% or more of the portfolio.

CONSUMER PRODUCTS AND SERVICES COMPANIES. The Trust invests significantly in securities of consumer products and services companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

FINANCIAL SERVICES COMPANIES. The Trust invests significantly in banks and other financial services companies or related subsidiaries. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes. Financial services companies have faced significant difficulty recently related to the downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage-backed securities and the resulting impact on all areas of the financial services industry and the broader economy. These difficulties have given rise to considerable uncertainty regarding the global economy and financial services companies, in particular. The downturn has also led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that has been marked by a general unwillingness of many entities to extend credit. These factors have caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements. Many well-established financial services companies have been forced to seek additional capital through issuances of new preferred or common equity and certain companies have been forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions have been necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies have resulted in extreme volatility in securities prices and uncertain market conditions. In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the recent difficulties will have on the economy, generally or financial services companies. The difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

FOREIGN SECURITIES. The Trust may invest all or a portion of its assets in securities of issuers domiciled outside of the United States or that are denominated in various foreign currencies and multinational foreign currency units. Investing in securities of foreign entities and securities denominated in foreign currencies involves certain risks not involved in domestic investments, including, but not limited to: fluctuations in foreign exchange rates; future foreign political and economic developments; and different legal systems and possible imposition of exchange controls or other foreign government laws or restrictions.

Securities prices in different countries are subject to different economic, financial, political and social factors. Since the Trust may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Trust and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies. In addition, with respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, economic, political or social instability or diplomatic developments that could affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. Certain foreign investments also may be subject to foreign withholding taxes. These risks often are heightened for investments in smaller, emerging capital markets. In addition, brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. Finally, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made.

EMERGING MARKETS. The Trust may invest in companies located in “emerging markets.” Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

FOREIGN SOVEREIGN SECURITIES. The Trust may invest in foreign sovereign securities. The ability and willingness of sovereign obligors or the governmental authorities that control repayment of external debt to pay principal and interest on such debt when due may depend on general economic and political conditions within the relevant country. The ability of a foreign sovereign obligor, especially in an emerging market country, to make timely and ultimate payments on its external debt obligations will also be strongly influenced by the obligor’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves.

REAL ESTATE INVESTMENT TRUSTS. The Trust may invest in real estate investment trusts (“REITs”). Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

Risks associated with the direct ownership of real estate include, among other factors:

•	general U.S. and global as well as local economic conditions,
•	decline in real estate values,
•	the financial health of tenants,
•	overbuilding and increased competition for tenants,
•	oversupply of properties for sale,
•	changing demographics,
•	changes in interest rates, tax rates and other operating expenses, changes in government regulations,
•	faulty construction and the ongoing need for capital improvements,
•	regulatory and judicial requirements, including relating to liability for environmental hazards,
•	changes in neighborhood values and buyer demand, and
•	the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

The value of real estate investments may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. Demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low. The value of REITs may also be affected by the downturn in the housing and mortgage lending markets. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The downturn and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of Securities in the portfolio may decline in response to such developments.

SMALLER CAPITALIZATION COMPANIES. The Trust may invest in smaller capitalization companies which may involve greater risk than investing in larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Smaller capitalization companies may have had their securities publicly traded, if at all, for only a short period of time and may not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller capitalization companies is relatively higher than larger, older and more mature companies. The greater price volatility of smaller capitalization companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller capitalization companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods.

UNMANAGED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed in connection with Trust termination. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust’s termination or upon the occurrence of certain events (see “Trust Administration—Portfolio Supervision”) the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

Some of the Securities in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See “Trust Administration—Portfolio Supervision”.)

ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder’s Units and the income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust’s objectives will be achieved.

PUBLIC OFFERING

OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each “Business Day” as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sales prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, the Trustee shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current offering prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if offering prices are not available for any such Securities, on the basis of current offering prices for comparable securities, (c) by appraising the value of the Securities on the offering side of the market or by such other appraisal deemed appropriate by the Trustee or (d) by any combination of the above, each as of the Evaluation Time.

Units of a Trust are offered at the public offering price thereof. The public offering price per Unit is equal to the net asset value per Unit plus organization costs plus the applicable sales charge referred to in the prospectus. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 3.95% of the public offering price. The deferred sales charge is a fixed dollar amount and will be collected in installments as described in this prospectus. Units purchased after the initial deferred sales charge payment will be subject to the remaining deferred sales charge payments. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption.

During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating the Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. The Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the Units will decline when the Trust pays these costs.

You pay a fee in connection with purchasing Units. This is referred to as the “transactional sales charge.” The transactional sales charge has both an initial and a deferred component and equals 3.45% of the public offering price per Unit based on a $10 public offering price per Unit. This percentage amount of the transactional sales charge is based on the Unit price on the Trust’s inception date. The transactional sales charge equals the difference between the total sales charge and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales charge will vary as the public offering price per Unit varies. The transactional sales charge does not include the creation and development fee which is described under “Trust Expenses and Charges.”

The maximum total sales charge equals 3.95% of the public offering price per Unit at the time of purchase. You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 3.95% of the public offering price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the public offering price per Unit depending on the public offering price per Unit. The deferred sales charge is fixed at $0.245 per Unit. The Trust pays the deferred sales charge as described in Part A of this prospectus. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. If you purchase Units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 3.95% of the public offering price and does not include deferred payments. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the total sales charge exceed 3.95% of the Public Offering Price per Unit.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed the sales charge at the time you buy Units. In such a situation, the value of Securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those Securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Trust. The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $7, the maximum sales charge would be $0.2765 (3.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0185, a deferred sales charge of $0.245 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $13, the maximum sales charge would be $0.5135 (3.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2185, a deferred sales charge of $0.245 and the creation and development fee of $0.05. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

VOLUME AND OTHER DISCOUNTS. The minimum purchase is generally 100 Units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans. The minimum purchase requirements are subject to waiver and may vary by selling firm. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. It is your financial professional’s responsibility to alert us of any discount when you order Units. This volume discount will result in a reduction of the sales charge applicable to such purchases. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amount of the deferred sales charge, we will credit you the difference between your total sales charge and this fixed dollar charge at the time you buy Units. The reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

Amount of Purchase*	Reduced Sales Charge
Less than $50,000	3.95%
$50,000 but less than $100,000	3.70%
$100,000 but less than $250,000	3.45%
$250,000 but less than $500,000	3.10%
$500,000 but less than $1,000,000	2.95%
$1,000,000 or greater	2.45%

*	The volume discount is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $250,000 or 25,000 Units would be entitled to the reduced sales charge of 3.10% even if at the time of purchase the value of 25,000 Units was less than $250,000.

Except as described in this paragraph, these discounts will apply only to purchases of Units by the same purchaser on a single day from a single broker-dealer. Units purchased by the same purchaser in separate transactions on a single day will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units purchased in the name of a purchaser’s spouse or children under 21 living in the same household as the purchaser will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable quantity discount level. Purchases of Units of the Trust may be combined with purchases of units of any other unit investment trusts sponsored by the Sponsor in the initial offering period which are not already subject to a reduced sales charge, if such purchases are made by the same person on a single day from a single broker-dealer. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. A purchaser must inform his/her broker-dealer of any combined purchases before the purchase to be eligible for a reduced sales charge. If you purchase Units that qualify for the rollover/exchange discount described below and also purchase additional Units on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount described below, you may aggregate all Units purchased for purposes of qualifying for the volume discount described above on the additional Units, but such additional Units will not qualify for the rollover/exchange discount described below.

We waive a portion of the sales charge on Units of the Trust offered in this prospectus if you buy your Units with redemption or termination proceeds from any unit investment trust (regardless of sponsor). The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest $500,000 or more in Units of the Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table above. To qualify for this discount, the termination or redemption proceeds used to purchase Units of the Trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of Units of the Trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales charge discount. If you purchase Units that qualify for the rollover/exchange discount described in this paragraph and also purchase additional Units on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount described in this paragraph, you may aggregate all Units purchased for purposes of qualifying for the volume discount described above on the additional Units, but such additional Units will not qualify for the rollover/exchange discount described in this paragraph. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charges and creation and development fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

We waive a portion of the sales charge for purchases by officers, directors and employees (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its affiliates and dealers and their affiliates. These purchases may be made at the Public Offering Price per Unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Investors may purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial advisor must purchase Units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If Units of the Trust are purchased for a Fee Account and the Units are subject to a Wrap Fee in such Fee Account (i.e., the Trust is “Wrap Fee Eligible”) then investors may be eligible to purchase Units of the Trust in these Fee Accounts that are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per Unit (the percentage will vary with the Unit price).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of Units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor at the Public Offering Price. The initial offering period is one hundred-twenty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty-day periods. The Sponsor intends to qualify the Units for sale in certain States through dealers who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Sponsor does not register Units for sale in any foreign country. This Prospectus does not constitute an offer of Units in any state or country where Units cannot be offered or sold lawfully. The Sponsor may reject any order for Units in whole or in part. The concessions with respect to Units sold by dealers are as follows:

Amount of Purchase	Dealer Concession
Less than $50,000	3.15%
$50,000 but less than $100,000	2.90%
$100,000 but less than $250,000	2.65%
$250,000 but less than $500,000	2.35%
$500,000 but less than $1,000,000	2.25%
$1,000,000 or greater	1.80%

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

The Sponsor applies these concessions or agency commissions as a percent of the Public Offering Price per Unit at the time of the transaction. The Sponsor also applies the different levels on a Unit basis using a $10 Unit equivalent. For example, the purchases of Units with a value of $250,000 or 25,000 Units would be entitled to a dealer concession of 2.35%, even if at the time of purchase the value of 25,000 Units was less than $250,000.

Any sales charge discount is borne by the broker-dealer or selling firm out of the distribution fee. The Sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

For transactions involving Unitholders of our unit investment trusts who use their termination proceeds to purchase Units of the Trust, the dealer concession is 2.20%. No distribution fee is paid to broker-dealers or other selling firms in connection with Unit sales in investment accounts that charge a “wrap fee” or periodic fees for investment advisor, financial planning or asset management services in lieu of commissions.

The Sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers who sell Units of this Trust and the Sponsor’s other products. This compensation is intended to result in additional sales of the Sponsor’s products and/or compensate broker-dealers and financial advisors for past sales. The Sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. These arrangements will not change the price Unitholders pay for their Units.

The Sponsor may enter into wholesaling arrangements with certain broker-dealers that market and promote the Sponsor’s unit investment trusts to other broker-dealers and selling agents. The Sponsor compensates these wholesaling firms out of its own assets. The amount of compensation paid to a particular firm may vary and will generally comprise an amount up to 0.20% of the price of units of Hennion & Walsh-sponsored unit investment trusts sold in the region(s) covered by the particular firm pursuant to its agreement with the Sponsor.

In addition to the concessions set forth in the table above, broker-dealers and other selling firms will be eligible to receive additional compensation for volume sales of eligible Units of certain of the unit investment trusts sponsored by the Sponsor. This additional volume concession is based on total initial offering period sales of eligible Trusts during a calendar quarter as set forth in the following table:

Initial Offering Period Sales During Calendar Quarter	Volume Concession
Less than $10,000,000	0.000%
$10,000,000 but less than $25,000,000	0.050%
$25,000,000 but less than $50,000,000	0.075%
$50,000,000 but less than $100,000,000	0.100%
$100,000,000 but less than $250,000,000	0.110%
$250,000,000 or greater	0.120%

For a Trust to be eligible for this additional volume concession for calendar quarter sales, the Trust’s prospectus must include disclosure related to this additional concession; a Trust is not eligible for this additional volume concession if the prospectus for such Trust does not include disclosure related to this additional volume concession. Broker-dealers and other selling firms will not receive additional volume compensation unless it sells at least $10.0 million of Units of eligible Trusts during a calendar quarter. For example, if a firm sells $9.5 million of Units of eligible Trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such Trusts. Except as described below, once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of eligible Trusts during the applicable quarter. For example, if the firm sells $17.5 million of units of eligible Trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $17.5 million. There will be no additional volume concessions on the sale of Units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Eligible broker-dealers and other selling firms include clearing firms that place orders with the Sponsor and provide the Sponsor with information with respect to the representatives who initiated such transactions. Eligible broker-dealers and other selling firms will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Redemptions of Units during the primary period will reduce the amount of Units used to calculate the additional volume concessions. Secondary market sales of all Units are excluded for purposes of these additional volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

SPONSOR’S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 3.95% of the Public Offering Price per Unit. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (See “Portfolio of Investments.”) All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.

During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor’s business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

In maintaining a market for the Units (see “Sponsor’s Repurchase”) the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

RIGHTS OF UNITHOLDERS

BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company (“DTC”) through an investor’s brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder’s pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under “Trust Expenses and Charges”). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, the Trust must charge these per Unit regardless of any discount.

The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, the deductions for payment of deferred sales charge, if any, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and accounts of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

LIQUIDITY

SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under “Trustee Redemption.” The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the portfolio or of the Units. The Sponsor may discontinue purchase of Units in the secondary market if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which repurchase requests are received in proper form by Hennion & Walsh, Inc., 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, except for repurchase requests received after the Evaluation Time when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

Following the initial offering period, units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 2.95% sales charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption. (See “Trustee Redemption”). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder’s brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender. The repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the Mandatory Termination Date, or on the date of any earlier termination of the Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee, however, you will pay any remaining deferred sales charge at the time you redeem Units. Units redeemed by the Trustee will be canceled.

Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under “Summary of Essential Information” in Part A on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the Evaluation Time, the date of tender is the next day on which such exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

The Redemption Price per Unit determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand may include an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering the Trust, see “Trust Expenses and Charges”), (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, (c) the deferred sales charge, and (d) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the organization costs and creation and development fee to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs and creation and development fee only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation, or if there are no closing purchase prices for the Securities, then the Trustee may utilize, at the Trust’s expense, an independent evaluation service or services to ascertain the value of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if bid prices are not available for any such Securities, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Securities on the bid side of the market or (d) by any combination of the above.

In connection with each redemption, the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

(a)  A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder’s interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the Securities. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities, subject to obtaining the Sponsor’s exception to that minimum.

Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of whole shares of the Securities in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender, provided that this option is not available in the last thirty days of the Trust’s life. To the extent possible, in kind distributions (“In Kind Distributions”) shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder’s broker-dealer account at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above. We may discontinue this option at any time without notice.

The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

(b)  The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York Mellon as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of the Securities. Cash will also be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

(i)  The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

(ii)  If the tendering Unitholder requests distribution in kind and tenders in excess of 2,500 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by the fractional interests in shares of the Securities in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder’s bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

The portion of the Redemption Price which represents the Unitholder’s interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Trust at the time of redemption.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New

York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

The secondary market repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

TRUST ADMINISTRATION

PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, to pay expenses or sales charges or to buy Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders.

In addition, the Trust Agreement provides as follows:

(a)  If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

(b)  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

(c)  Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

(d)  The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Municipal Fund established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most underrepresented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

In determining whether to dispose of or hold Securities, new securities or property, the Sponsor may be advised by the Portfolio Supervisor.

TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2⁄3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder’s interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under “Summary of Essential Information” in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. When directed by the Sponsor, the Trustee shall utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following two options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the two options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders prior to the Mandatory Termination Date) (see “Summary of Essential Information” in Part A for the Mandatory Termination Date):

1.  To receive in cash such Unitholder’s pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities in connection with termination of the Trust. The Unitholder’s pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

2.  To invest such Unitholder’s pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the Trust (the “New Series”) provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unitholders (the “Rollover Unitholder”) who affirmatively notify the Trustee of their election to participate in this option on or prior to the rollover notification date required by the Trustee. In the event that the Sponsor determines that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series (“Duplicated Securities”), Unitholders will be notified at least 30 days prior to the Mandatory Termination Date of the procedures and process necessary to facilitate such tax treatment. The units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder’s Securities to be sold. Such purchaser will be entitled to a reduced sales charge (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase units of a New Series or any other security. A Unitholder’s election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 1).

The Sponsor has agreed that, to the extent it effects the sales of underlying securities for the Trustee, such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities within a reasonable time following the Mandatory Termination Date. The Redemption Price Per Unit upon the settlement of the last sale of Securities will be distributed to Unitholders in redemption of such Unitholders’ interest in the Trust.

Depending on the amount of proceeds to be invested in units of the New Series and the amount of other orders for units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor’s buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor’s purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities in connection with Trust termination; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor’s judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the Mandatory Termination Date. All Unitholders will then elect option 1.

By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to “rollover” their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder’s election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

THE SPONSOR. The Sponsor, Hennion and Walsh, Inc., a New Jersey corporation, is a full service broker-dealer, registered under the Securities Exchange Act of 1934, which caters to individual investors. The firm was established in 1989 and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. Hennion & Walsh, Inc. maintains its principal business office in Parsippany, New Jersey.

The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

THE TRUSTEE. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of DTC. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The

Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under “Rights of Unitholders.”

The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event, the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital surplus and undivided profits of not less than $2,500,000.

EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under “Public Offering—Offering Price.” The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

TRUST EXPENSES AND CHARGES

Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust (collectively, the “organization costs”), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses, and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of the Trust as of the earlier of the close of the initial offering period or six months following the Initial Date of Deposit. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

Hennion & Walsh Asset Management, Inc. will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an annual fee in the amount set forth under “Summary of Essential Information” in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Smart Trusts in any calendar year exceed the aggregate cost to the Portfolio Supervisor of supplying such services in such year. (See “Portfolio Supervision.”)

The Sponsor will receive a fee from your Trust for creating and developing the trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Trust’s assets as of the close of the initial offering period. No portion of this charge is applied to the payment of distribution expenses or as compensation for sales efforts. This charge will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under “Summary of Essential Information” in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see “Trust Administration” and “Rights of Unitholders.”

The Trustee’s fees applicable to the Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent.”

The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend and capital gains distributions are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell shares of the Securities to pay such amounts. To the extent shares of the Securities are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when shares of the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which shares of the Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited only as of the business day prior to the Initial Date of Deposit by an independent registered public accounting firm selected by the Sponsor. To the extent lawful, the expenses of any audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of any additional audited financial statements, if any, upon request.

REINVESTMENT PLAN

Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust’s reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor’s deposit of Additional Securities as described in “The Trust—Organization” in this Part B. Units acquired by reinvestment will not be subject to a sales charge. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of this discount. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge and the creation and development fee, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. Accordingly, if you reinvest distributions into additional Units of the Trust, you will be credited the amount of any remaining deferred sales charge and creation and development fee on such Units at the time of reinvestment. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant’s Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice.

TAX STATUS

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

ASSETS OF THE TRUST. The Trust is expected to hold shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

TRUST STATUS. If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses. Under the “Health Care and Education Reconciliation Act of 2010,” income from the Trust may also be subject to a new 3.8 percent “medicare tax” imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the “medicare tax” described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

DIVIDENDS FROM STOCKS. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

DIVIDENDS RECEIVED DEDUCTIONS. Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner’s pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at your Trust’s termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your Trust rolled over into a future Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for Units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust’s income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

FOREIGN INVESTORS, TAXES AND INVESTMENTS. Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of Units after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through the Trust and in combination with your other investments), or possibly if the Trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to the Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (PFIC) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If the Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

NEW YORK TAX STATUS. Under the existing income tax laws of the State and City of New York, your Trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

OTHER MATTERS

LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler LLP as counsel for the Sponsor. Dorsey & Whitney, LLP, has acted as counsel for the Trustee.

PORTFOLIO SUPERVISOR. Hennion & Walsh Asset Management, Inc., a New Jersey company, is an affiliate of Hennion & Walsh, Inc.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Securities, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Securities. In addition, the Trust may compare its sales charge to the sales charges assessed on unitholders by other unit investment trusts. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the Nasdaq-100 Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust’s relative performance for any future period.

HIGH 20 DIVIDEND STRATEGY TRUST,
SERIES 7

(A UNIT INVESTMENT TRUST)

PROSPECTUS

DATED: MARCH 11, 2014

SPONSOR:

2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054
973-299-8989

TRUSTEE:

THE BANK OF NEW YORK MELLON
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
877-363-3613

This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the Securities Act of 1933 (file no. 333-193540), and the Investment Act of 1940 (file no. 811-21429), and to which reference is made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•	visiting the SEC Internet address: http://www.sec.gov
•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549

Memorandum of Changes

Smart Trust, High 20 Dividend Strategy Trust, Series 7

The Prospectus and the Trust Agreement filed with Amendment No. 1 to the Registration Statement on Form S-6 have been revised to reflect information regarding the execution of the Trust Agreement and the deposit of Securities on March 11, 2014 and to set forth certain statistical data based thereon. In addition, there are a number of other changes described below.

THE PROSPECTUS

Cover Page.	The series number and date of the prospectus have been revised.
Page A-3	The “Description of Portfolio” has been revised and completed.
Page A-5	The “Distributions” section has been revised and completed.
Page A-7	The Fee Table has been revised and completed.
Page A-9	The Summary of Essential Information section has been completed.
Page A-10	The Statement of Financial Condition has been completed.
Pages A-11-A-12	Revisions have been made and the portfolio has been completed.
Page A-13	The Report of Independent Registered Public Accounting Firm has been completed.
Back Cover.	The series number, date of the prospectus and file number have been completed.

THE TRUST AGREEMENT

The Trust Agreement has been conformed to reflect the execution thereof.

CHAPMAN AND CUTLER LLP

March 11, 2014

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Reference Trust Agreement.
1.1.1	Trust Indenture and Agreement (filed as Exhibit 1.1.1. to Amendment No. 2 to Form S-6 Registration Statement No. 333-110471 of Smart Trust, Smart Ten Trust, Series 1 on January 22, 2004, and incorporated herein by reference).
1.3.5	Certificate of Incorporation of Hennion & Walsh, Inc. dated October 23, 1989, and amended on April 6, 2001 (filed as Exhibit 1.3.8 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
1.3.6	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
3.1	Opinion and consent of counsel as to legality of securities being registered.
3.3	Opinion of counsel as to the Trustee and the Trust.
4.1	Consent of initial evaluator.
4.3	Consent of independent registered public accounting firm.
11.0	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

Signatures

The Registrant hereby identifies Smart Trust, Smart 10 Trust, Series 1, Smart Trust, Tax Free Bond Trust, Series 1, Smart Trust, Diversified Equity Trust, Series 1, Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010 Series C and Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2011 Series 1, Smart Trust, Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 1, Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 3, Smart Trust, Rising Interest Rates Hedge Trust, Series 1, Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 4, Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1 and Smart Trust, Rising Interest Rates Hedge Trust, Series 2 for the purposes of the presentations required by Rule 487 and represents the following:

1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on March 11, 2014.

Smart Trust, High 20 Dividend Strategy Trust, Series 7, Registrant

By Hennion & Walsh, Inc., Depositor

By                 /s/ KEVIN D. MAHN

Kevin D. Mahn

Authorized Signator

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 11, 2014 by the following persons in the capacities indicated.

By             /s/ WILLIAM W. WALSH

William W. Walsh

President, Treasurer and Director

By             /s/ RICHARD HENNION

Richard Hennion

Vice President, Secretary and Director

By             /s/ DEBBIE WILLIAMS

Debbie Williams

Chief Financial Officer

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